

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

December 9, 2009

Mr. Menachem M. Schneerson
Chief Executive Officer
Watchtower, Inc.
100 Henry Street
Brooklyn, New York 11201

> **Re:** **Watchtower, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-K/A for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 0-52783**

Dear Mr. Schneerson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jennifer Thompson
Accounting Branch Chief